Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma information is derived from our financial statements included elsewhere in this report, adjusted to give pro forma effect to the Transactions as if the Transactions had occurred on January 1, 2005. The unaudited pro forma financial information is presented for the year ended December 31, 2005. The Company is referred to as the “Successor” for the historical forty-six week period ended December 31, 2005 and the “Predecessor” for the historical six week period ended February 11, 2005.

The unaudited pro forma adjustments are based upon available information, the structure of the Transactions and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma financial information does not purport to represent what our results of operations would have been had the Transactions actually occurred on the date indicated, nor do they purport to project our results of operations for any future period. The information set forth below should be read together with the other information contained under the captions “Item 6. Selected Financial Data”, “Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 8. Financial Statements and Supplementary Data.”

PQ Corporation and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statements of Operations

for the Twelve Months Ended December 31, 2005

(in thousands)

	Historical
	Successor	Predecessor	Adjustments		Pro Forma

Sales	$571,138	$64,195	$—		$635,333
Cost of goods sold	463,102	48,576	83	(a)	504,876
			(10,935)	(b)
			4,050	(d)
Gross profit	108,036	15,619	6,802		130,457
Selling, general and administrative expense	77,317	11,221	10	(a)	82,297
			(430)	(c)
			(2,405)	(g)
			(3,338)	(h)
			(78)	(d)
Other operating expense (income)	22,558	12,267	653	(d)	7,578
			(29,900)	(i)
			2,000	(l)
Operating income (loss)	8,161	(7,869)	40,290		40,582
Equity in net income (loss) from affiliated companies	3,108	(265)	4,940	(k)	7,783
Interest expense, net	37,529	771	4,804	(e)	43,104
Other non-operating expense (income), net	8,218	356	(7,579)	(j)	995
Income (loss) before income taxes	(34,478)	(9,261)	48,005		4,266
Provision (benefit) for income taxes	361	(2,522)	11,176	(f)	9,015
Minority interest	307	59	(66)		300
Net (loss) income	$(35,146)	$(6,798)	$36,895		$(5,049)

PQ Corporation and Subsidiaries

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

(in thousands)

a.               Represents incremental depreciation expense on fair market value adjustments for property plant and equipment. The company estimated an average useful life of 20 years for buildings and improvements, 6.5 years for plant and equipment and 4 years for other personal property for the property plant and equipment valuation adjustments.

b.              Represents elimination of the impact on cost of goods sold resulting from the sale of the FIFO and average cost basis inventory that was revalued in purchase accounting in order to eliminate manufacturer’s profit.

c.               Represents the reduction in pension expense due to elimination of amortization expense associated with the unamortized transition obligation, and unrecognized actuarial losses and prior service costs that were recognized in connection with the application of purchase accounting.

d.              Represents the amortization expense on the purchase accounting adjustments for identifiable intangible assets. Amortization periods on the purchase accounting adjustments are 40 years for customer relationships, 12 years for technical know-how, 3 years for non-compete agreements and approximately 3 years for supplier contracts. Trade names have been determined to have indefinite lives.

e.               Increased interest expense is based upon the following pro forma amounts of debt giving effect to the financing of the Merger and Transactions:

Year ended December 31, 2005

Subordinated Notes (1)	$20,625
Senior Credit Facility (1)(3)	18,425
Revolving Credit Facility commitment fee (1)	500
Deferred financing fees (2)	2,260
Adjustment to reverse historical interest expense, net of interest on capital leases still in effect	(37,006)

Total	$4,804

1)                 The interest rate is 7.5% on the $275,000 subordinated notes and 5.5% on the $335,000 senior credit facility (LIBOR plus 200 basis points) for the term loan with a commitment fee of 0.5% on the unutilized portion of the revolving credit facility. None of the $100,000 revolver was utilized in the pro forma financial statements.

2)                 Capitalized debt issuance costs of $16,503 amortized over a range of 6-8 years.  In the historical financial statements, amortization of debt issuance costs was included in other non-operating expense.

3)                 A change in the interest rate of one-eighth of one percent would change interest expense by $419, assuming the revolver was undrawn.

f.                 Income taxes reflect the tax effect of the pro forma adjustments on a consolidated company basis. The net tax benefit is calculated at blended federal and state rate of 38.25%, consisting of a federal tax rate of 35% and an average state tax rate of 5.5% (3.25% after-tax), taking into consideration adjustments for certain non-deductible expenses.

g.              Represents the reversal of stock compensation expense related to the acceleration of the Predecessor’s stock options and awards that vested in connection with the Transactions.

h.              Represents the reversal of the write-off of in-process research and development capitalized and immediately written-off in purchase accounting.

i.                  Represents elimination of the following transaction costs relating to the sale of the company that were expensed during the twelve months ended December 31, 2005:

Year ended December 31, 2005

Sponsor and broker fees	$15,096
Severance	9,533
Legal and consulting	3,757
Other transaction related costs	1,514

Total	$29,900

j.                  Represents elimination of $5,279 of make-whole fees due to the prepayment of existing debt and bridge financing fees of $2,300 related to the Transactions that were expensed during the twelve months ended December 31, 2005.

k.               Represents elimination of the impact on equity affiliates cost of goods sold resulting from the sale of inventory that was revalued in purchase accounting in order to eliminate manufacturer’s profit of $5,251 in the successor period ended December 31, 2005.  Equity affiliates depreciation and amortization expense was increased $311 for property, plant and equipment and intangibles fair value adjustments.

l.                  Records an annual monitoring fee of $2,000 payable to the sponsors beginning in 2006.